

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

March 27, 2008

<u>Via U.S. Mail</u>

William Orchow
President and Chief Executive Officer
Revett Minerals Inc.
11115 East Montgomery, Suite G
Spokane Valley, Washington 99206

      **Re: Revett Minerals Inc.
              Amendment No. 4 to Form 10
              Filed March 12, 2008
              Form 10-Q/A for Fiscal Quarter Ended September 30, 2007
              Filed February 25, 2008
              File No. 0-52730**

Dear Mr. Orchow:

      We have reviewed your amended filing and your response letter dated March 12, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Controls and Procedures, page 32

1.   We note that while your officers have made a conclusion regarding the
        effectiveness of your disclosure controls and procedures as of December 31,
        2007, they have not made a conclusion regarding effectiveness as of September
        30, 2007. Item 307 requires you to disclose the conclusions of your officers
        regarding the effectiveness of your disclosure controls and procedures as of the
        end of the period covered by the report. Please revise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

  · staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579, or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Sean Donahue
        Douglas Siddoway (509-624-2528)